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                                                                    EXHIBIT 20.3


                         [ZYDECO LETTERHEAD APPEARS HERE]



                             FOR IMMEDIATE RELEASE



CONTACT:  MR. SAM B. MYERS, JR.
          CHIEF EXECUTIVE OFFICER
          (713) 659-2222


                      ZYDECO ANNOUNCES ARBITRATION RULING

     December 11, 1998 (Houston) -- Zydeco Energy, Inc. (NASDAQ National Market System trading symbol "ZNRG") announced today that the three-member arbitration panel has issued its decision in the arbitration proceedings brought by Zydeco Energy, Inc. ("Zydeco"), against Cheniere Energy, Inc. ("Cheniere") NASDAQ:
"CHEX"). The arbitration claim and counterclaim, as both were amended before the American Arbitration Association, sought resolution of differences between the two companies over funding obligations, current ownership interests in various leases and prospects, the scope of pre-drilling activities in the Project Area and a variety of related issues. In its ruling, the panel confirmed Zydeco's position as program manager but recognized Cheniere's independent right to identify prospects and acquire leases in the West Cameron Seismic Project area. The arbitration panel directed that Cheniere has the right to participate with a 50% working interest in most of the leases acquired by Zydeco or in prospects designated by Zydeco. Cheniere, however, must exercise its right of participation and pay its share of such costs within a thirty-day period following Zydeco's formal notice of prospect designation. For each prospect, Zydeco has the sole right to undertake the management and control of all prospect development for a reasonable period not to exceed 90 days following such formal notice.

     The arbitration panel also ruled that project seismic costs incurred after December 31, 1997 are not reimbursable to Zydeco as seismic costs. Zydeco believes that these costs, in whole or in part, may be reimbursable as prospect costs. Zydeco had previously billed Cheniere $1.1 million as their share of such costs. In addition if certain criteria are met, then sale proceeds from certain marketing activities would be paid to Cheniere until Cheniere recoups $13.5 million of its investment in the project. Zydeco and Cheniere would share any such sales above that amount equally. Neither party received any damage awards or recovery of legal costs.

     This news release may contain forward-looking statements that are based on assumptions that in the future may prove not to be accurate. Those statements, and Zydeco Energy, Inc.'s business and prospects, are subject to a number of risks including, but not limited to, the volatility of oil and gas prices, environmental risks, operating risks and hazards, risks related to exploration and development drilling, uncertainties about reserve estimates, competition, governmental regulation and the ability of the Company to implement its business strategy. These and other risks are described in the Company's periodic reports that are filed with and available from the United States Securities and Exchange Commission.

     Zydeco Energy, Inc. is an independent oil and gas exploration company engaged in acquiring leases, drilling and producing reserves utilizing focused geologic concepts and advanced 3D seismic and computer-aided exploration (CAEX) technology, including enhanced structural and stratigraphic depth imaging and attribute analysis. Zydeco's efforts are focused primarily in the Louisiana Transition Zone.